SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November, 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de LiesseVille Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

PRESS RELEASE

Contact:	Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Yarn Spinning Joint Venture

- Acquisition of New Facility will Support Growth Plans -

Montreal, Tuesday, November 11, 2003 - Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced that it had formed a 50%/50% owned joint venture company with Frontier Spinning Mills, Inc., and that the new joint venture company had acquired all of the assets of an existing yarn-spinning facility located in Cedartown, Georgia.

The equipment at the new facility reflects the latest generation of yarn-spinning technology. The total cost of the equipment and real estate for the Cedartown acquisition, including Frontier’s 50% share of the investment, amounts to approximately U.S. $12.5 million, which represents a significant discount from book value.

The output of the Cedartown facility is expected to be consumed entirely by Gildan’s integrated fabric manufacturing operations. Gildan will shortly be announcing detailed plans to build on the success of its recent major strategic investment in Rio Nance, Honduras by further expanding its offshore fabric manufacturing. Cedartown is a strategically located and low-cost source of yarn supply to support Rio Nance as well as Gildan's planned future expansion.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S. and European apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date November 11, 2003